**EXHIBIT 10.93**



October 29, 2002

Mr. Mark Lefanowicz
3372 Hermosa Way
Lafayette, California 94549

Dear Mark,

We are very pleased that you have accepted our invitation to join the E-LOAN, Inc. Board of Directors. We believe your participation on our Board will be of great benefit to our management team and assist our Company in achieving future success. For your information, set forth below is a summary of the terms upon which you will join the Board.

1.       You will be appointed to the Board by Unanimous Written Consent of the Board effective October 29, 2002 (the "Effective Date"). You should plan on attending the next Board meeting, which is scheduled for Friday, November 22, 2002. The Board currently consists of five members and will increase to six members upon the Effective Date.

2.       On the Effective Date you will also become the Chairman of the Company's Audit Committee, subject to the authority granted to Committee members in the Company's Audit Committee Charter.

3.       In connection with your service on the Board, you will be granted under the Company's 1997 Stock Plan a non-qualified stock option to purchase 60,000 shares of the Company's Common Stock at the exercise price per share equal to the fair market value on the Effective Date. The option shares will vest 1/48th monthly over four years measured from the option grant date.

4.       In connection with your service as the Chairman of the Audit Committee, you will be granted under the Company's 1997 Stock Plan a non-qualified stock option to purchase an additional 60,000 shares of the Company's Common Stock at the exercise price per share equal to the fair market value on the Effective Date. The option shares will vest 1/48th monthly over four years measured from the option grant date.

5.       With regard to the option grants described in paragraphs 3 and 4 above, in the event of a "Change of Control" of the Company, fifty percent (50%) of the unvested shares subject to the option grants shall vest and become exercisable immediately prior to the "Change of Control." For this purpose, a "Change of Control" of the Company is defined as (a) the approval by the shareholders of the Company of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; (b) the approval by the shareholders of the Company of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets; or (c) any "person" (as such term is used in Section 13(d) and 14(d) of the Securities

Exchange Act of 1934, as amended) becoming the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities

6.      You will eligible for future stock option awards as determined by the Compensation Committee from time-to-time.

7.      You will be reimbursed for your reasonable travel expenses to and from meetings of the Board and any Committee you serve on at the time.

8.      As a Director you will not be paid any fees (other than reimbursed expenses) for attending Board or Committee meetings or for otherwise serving on the Board or any Committee.

9.      You and the Company will execute an indemnification agreement in the Company's standard form pursuant to which the company will agree to indemnify you in connection with your service to the Company.

10.      You will be provided with copies of the Company's confidentiality policy, insider trading policy, D&O insurance policy, and other materials applicable to your service as a Director.

Please sign and return a copy of this letter to Ed Giedgowd at fax no. (925) 803-3503. Please note that the terms of this letter are subject to approval by the Company's Board of Directors. A Unanimous Written Consent is being circulated to the Board members at this time.

We look forward to you joining the Board.


Best regards,


Chris Larsen
Chairman and Chief Executive Officer

Acknowledged and agreed:


_____
          Mark E. Lefanowicz